

Mail Stop 6010

July 29, 2008

William R. Abbott
Chief Financial Officer
Cardiogenesis Corporation
11 Musick
Irvine, CA 92618

> **RE: Cardiogenesis Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 25, 2008**
> **File No. 000-28288**

Dear Mr. Abbott:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief